Rule 424(b)(2)
Registration Statement No. 333-131159

5-yr Fixed Rate Notes: CUSIP 125581CT3; ISIN US125581CT31; Common Code 028714203
5-yr Floating Rate Notes: CUSIP 125581CU0; ISIN US125581CU04; Common Code 028714211
10-yr Fixed Rate Notes: CUSIP 125577AY2; ISIN US125577AY24; Common Code 028714220

PRICING SUPPLEMENT NO. 17
Dated February 6, 2007 to
Prospectus, dated January 19, 2006 and
Prospectus Supplement, dated January 20, 2006

$2,000,000,000

CIT Group Inc.

$500,000,000 5.40% Senior Notes due February 13, 2012
$750,000,000 Floating Rate Senior Notes due February 13, 2012
$750,000,000 5.65% Senior Notes due February 13, 2017

Joint Lead Managers

Banc of America Securities LLC	Citigroup	JPMorgan	RBS Greenwich Capital

Co-Managers

Bear, Stearns & Co. Inc.	BNP PARIBAS	Credit Suisse

Deutsche Bank Securities	Goldman, Sachs & Co.	HSBC

LaSalle Capital Markets	RBC Capital Markets	UBS Investment Bank

Junior Co-Managers

BMO Capital Markets	BNY Capital Markets, Inc.	CIBC World Markets

National Australia Bank Limited		Scotia Capital

	Calculation of Registration Fee
		Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Amount of
Securities to be Registered	Registered	Price	Registration Fee (1)
5.40% Senior Notes due February 13, 2012	$500,000,000	99.926%	$53,500
Floating Rate Senior Notes due February 13, 2012	$750,000,000	100%	$80,250
5.65% Senior Notes due February 13, 2017	$750,000,000	99.660%	$80,250

(1) This Registration Fee is calculated pursuant to Rule 457(r) under the Securities Act.

(X) Senior Notes	( ) Subordinated Notes

Principal Amount:	$500,000,000 aggregate principal amount of 5-yr Fixed Rate Notes;
$750,000,000 aggregate principal amount of 5-yr Floating Rate Notes;
$750,000,000 aggregate principal amount of 10-yr Fixed Rate Notes.

Proceeds to Corporation:	99.576%, or $497,880,000 in the aggregate, for the 5-yr Fixed Rate Notes;
99.650%, or $747,375,000 in the aggregate, for the 5-yr Floating Rate Notes;
99.210%, or $744,075,000 in the aggregate, for the 10-yr Fixed Rate Notes.

Underwriters’ Commission:	0.350%, or $1,750,000 in the aggregate, for the 5-yr Fixed Rate Notes;
0.350%, or $2,625,000 in the aggregate, for the 5-yr Floating Rate Notes;
0.450%, or $3,375,000 in the aggregate, for the 10-yr Fixed Rate Notes.

Issue Price:	99.926%, or $499,630,000 in the aggregate, for the 5-yr Fixed Rate Notes;
100.000%, or $750,000,000 in the aggregate, for the 5-yr Floating Rate Notes;
99.660%, or $747,450,000 in the aggregate, for the 10-yr Fixed Rate Notes.

Original Issue Date:	February 13, 2007, for each of the 5-yr Fixed Rate Notes, the 5-yr Floating
Rate Notes and the 10-yr Fixed Rate Notes.

Maturity Date:	February 13, 2012 for the 5-yr Fixed Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date the payment was due, and no interest will accrue as a result of the delayed payment.

February 13, 2012 for the 5-yr Floating Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date the payment was due, and no interest will accrue as a result of the delayed payment.

February 13, 2017 for the 10-yr Fixed Rate Notes, provided that if any such day is not a Business Day, the required payment of principal and interest will be made on the following day which is a Business Day as if it were made on the date the payment was due, and no interest will accrue as a result of the delayed payment.

Interest Rate for the Fixed Rate Notes:	The 5-yr Fixed Rate Notes will bear interest at an annual rate of 5.40%.
The 10-yr Fixed Rate Notes will bear interest at an annual rate of 5.65%.

Interest Rate Basis for the	LIBOR Telerate.
Floating Rate Notes:

Index Maturity for the Floating	Three months.
Rate Notes:

Spread for the Floating Rate	+25 basis points (0.25%).
Notes:

Interest Rate Calculation for	LIBOR Telerate determined on the Interest Determination Date plus the
the Floating Rate Notes:	Spread.

Initial Interest Rate for the	LIBOR Telerate determined two London Business Days prior to the Original
Floating Rate Notes:	Issue Date plus the Spread.

Specified Currency:	U.S. Dollars ($).

Delivery:	The Notes are expected to be delivered in book-entry form only, to purchasers through The Depository Trust Company, Clearstream and Euroclear, as the
case may be, on or about February 13, 2007.

Form:	Global Notes.

Denominations:	The Notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest Reset Dates for the	Quarterly on February 13, May 13, August 13 and November 13 of each year,
Floating Rate Notes:	commencing on May 14, 2007 (May 13, 2007 is not a Business Day), provided that if any such day would otherwise fall on a day that is not a Business Day, then the Interest Reset Date will be the next succeeding Business Day, except that if such Business Day is in the next succeeding calendar month, such
Interest Reset Date will be the immediately preceding Business Day.

Interest Payment Dates:	Interest will be paid on the 5-yr Fixed Rate Notes on the Maturity Date and semiannually on February 13 and August 13 of each year, commencing on
August 13, 2007, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Interest will be paid on the 5-yr Floating Rate Notes on the Maturity Date and
quarterly on February 13, May 13, August 13 and November 13 of each year, commencing on May 14, 2007 (May 13, 2007 is not a Business Day), provided that if any such day (other than the Maturity Date) is not a Business Day, then the Interest Payment Date will be postponed to the following day that is a
Business Day, except that if such Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding
Business Day.

Interest will be paid on the 10-yr Fixed Rate Notes on the Maturity Date and semiannually on February 13 and August 13 of each year, commencing on
August 13, 2007, provided that if any such day is not a Business Day, the payment will be made on the next Business Day as if it were made on the date this payment was due, and no additional interest will accrue as a result of this delayed payment.

Accrual of Interest:	For the 5-yr Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

For the 5-yr Floating Rate Notes, accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The
“Interest Factor” for any 5-yr Floating Rate Note for each such day will be computed by multiplying the face amount of such 5-yr Floating Rate Note by the interest rate applicable to such day and dividing the product thereof by 360.

For the 10-yr Fixed Rate Notes, interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to, but excluding, the applicable Interest Payment Date.

Interest Determination Date for	Two London Business Days prior to each Interest Reset Date.
the Floating Rate Notes:

Maximum Interest Rate for the	Maximum rate permitted by New York law.
Floating Rate Notes:

Minimum Interest Rate for the	0.0%.
Floating Rate Notes:

Exchange Listing:	None.

Other Provisions:	“5-yr Fixed Rate Notes” means the 5.40% Senior Notes Due February 13, 2012.

“5-yr Floating Rate Notes” means the Floating Rate Senior Notes Due
February 13, 2012.

“10-yr Fixed Rate Notes” means the 5.65% Senior Notes Due February 13,
2017, and collectively with each of the 5-yr Fixed Rate Notes and the 5-yr
Floating Rate Notes, the “Notes”.

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index
Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination
Date.

“Telerate Page 3750” means the display page designated as page 3750 on the
Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The
City of New York, and with respect to the 5-yr Floating Rate Notes, a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S.
dollars are transacted in the London interbank market.

Trustee, Registrar,	The Bank of New York (as successor to JPMorgan Chase Bank, N.A.)
Authenticating Agent, U.S.
Calculation Agent and U.S.
Paying Agent:

CUSIP:	125581CT3 for the 5-yr Fixed Rate Notes; 125581CU0 for the 5-yr Floating
Rate Notes; 125577AY2 for the 10-yr Fixed Rate Notes.

ISIN:	US125581CT31 for the 5-yr Fixed Rate Notes; US125581CU04 for the 5-yr
Floating Rate Notes; US125577AY24 for the 10-yr Fixed Rate Notes.

Common Code:	028714203 for the 5-yr Fixed Rate Notes; 028714211 for the 5-yr Floating
Rate Notes; 028714220 for the 10-yr Fixed Rate Notes.

PLAN OF DISTRIBUTION

          We have entered into a terms agreement, dated as of February 6, 2007, with the Underwriters named below, for whom Banc of America Securities LLC, Citigroup Global Markets Inc., Greenwich Capital Markets, Inc. and J.P. Morgan Securities Inc. are acting as representatives. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase, the principal amount of Notes set forth opposite its name below:

Underwriters of Notes	5-yr Fixed Rate Notes	Principal Amount of 5-yr Floating Rate Notes	10-yr Fixed Rate Notes
Banc of America Securities LLC	$100,000,000	$150,000,000	$150,000,000
Citigroup Global Markets Inc.	100,000,000	150,000,000	150,000,000
Greenwich Capital Markets, Inc.	100,000,000	150,000,000	150,000,000
J.P. Morgan Securities Inc.	100,000,000	150,000,000	150,000,000
Bear, Stearns & Co. Inc.	8,140,000	16,800,000	15,000,000
BNP Paribas Securities Corp.	8,140,000	16,800,000	15,000,000
Credit Suisse Securities (USA) LLC	25,000,000	-	15,000,000
Deutsche Bank Securities Inc.	8,140,000	16,800,000	15,000,000
Goldman, Sachs & Co.	8,150,000	17,000,000	15,000,000
HSBC Securities (USA) Inc.	8,140,000	16,800,000	15,000,000
LaSalle Financial Services, Inc.	8,000,000	17,000,000	15,000,000
RBC Capital Markets Corporation	8,140,000	16,800,000	15,000,000
UBS Securities LLC	8,150,000	17,000,000	15,000,000
BMO Capital Markets Corp.	2,000,000	3,000,000	3,000,000
BNY Capital Markets, Inc.	2,000,000	3,000,000	3,000,000
CIBC World Markets Corp.	2,000,000	3,000,000	3,000,000
National Australia Bank Limited	2,000,000	3,000,000	3,000,000
Scotia Capital (USA) Inc.	2,000,000	3,000,000	3,000,000
Total	$500,000,000	$750,000,000	$750,000,000

          We have been advised by the Underwriters that they propose initially to offer the Notes to the public at the issue prices set forth on page one of this pricing supplement, and may offer the Notes to certain dealers at prices less a concession not in excess of (i) 0.200% of the principal amount of the 5-yr Fixed Rate Notes and the 5-yr Floating Rate Notes, respectively, and (ii) 0.300% of the principal amount of the 10-yr Fixed Rate Notes. The Underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of (i) 0.100% of the principal amount of the 5-yr Fixed Rate Notes and the 5-yr Floating Rate Notes, respectively, and (ii) 0.200% of the principal amount of the 10-yr Fixed Rate Notes. After the initial public offering, the public offering prices and these concessions may be changed from time to time.

          The Notes are a new issue of securities with no established trading market. The Underwriters have advised us that they intend to make a market in the Notes, but the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. The trading market for the Notes may not be liquid.

          The terms agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all the Notes if any are purchased.

          In connection with this offering, some or all of the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those Underwriters and affiliates may bid for or purchase Notes for the purpose of stabilizing the market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Notes in connection with this offering than they are committed to purchase from us. In that case, the Underwriters may purchase Notes in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

          National Australia Bank Limited is not a U.S. registered broker-dealer and, therefore, to the extent it intends to affect any sales of the Notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

          Other than this pricing supplement, the accompanying prospectus and prospectus supplement, the registration statement of which they form a part and the issuer free writing prospectuses (collectively, the "Offering Documents") (each in electronic format as filed with the SEC), the information on any Web site is not a part of the Offering Documents.

          Some or all of the Underwriters or their affiliates have provided and will in the future continue to provide banking and/or other financial services to CIT and its subsidiaries.

          The terms agreement provides that CIT will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the Underwriters may be required to make in respect thereof.

SELLING RESTRICTIONS

          Bermuda

          Each Underwriter has represented and agreed that no Notes may be offered or sold in Bermuda (although offers may be made to Persons in Bermuda from outside Bermuda) and offers may only be accepted from persons resident in Bermuda, for Bermuda exchange control purposes, where such offers have been delivered outside Bermuda. Persons resident in Bermuda, for Bermuda exchange control purposes, may require the prior approval of the Bermuda Monetary Authority in order to acquire any offered securities.

          France

          Each Underwriter has represented and agreed that this pricing supplement and the accompanying prospectus are not being distributed in the context of a public offering in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this pricing supplement and the accompanying prospectus have not been and will not be submitted to the Autorité des Marchés Financiers for approval ("visa") in France.

          Each Underwriter has further represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes to the public in France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this pricing supplement or any other offering material relating to the Notes and that any offers, sales and distributions have been and will be made in France to (i) providers of investment services relating to portfolio management for the account of third parties, (ii) qualified investors (investisseurs qualifiés) and/or a restricted group of investors (cercle restreint d'investisseurs), all as defined in, and in accordance with, Articles L. 411-1, L. 411-2, D.411-1, D.411-2, D.411-3 and D.411-4 of the French Monetary and Financial Code (Code monétaire et financier).

          Each Underwriter has further represented and agreed that this pricing supplement is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this pricing supplement and this pricing supplement has been distributed on the understanding that such recipients will only participate in the issue or sale of the Notes for their own account and undertake not to transfer, directly or indirectly, the Notes to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code (Code monétaire et financier).

          Germany

          Each Underwriter has agreed and represented that the Notes have not been and will not be offered or sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the provisions of the German Securities Prospectus Act (Wertpapierprospektgesetz - WpPG) of June 22, 2005, as amended, or of any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

          Hong Kong

          Each Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Notes other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a ''prospectus'' as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (ii) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance (Cap 571) of Hong Kong and any rules made under that Ordinance.

          Luxembourg

          Each Underwriter has agreed and represented that the Notes may not be offered or sold in the Grand Duchy of Luxembourg, directly or indirectly, and neither this pricing supplement nor the accompanying prospectus or any other offering circular, prospectus, form of advertisement, form of communication or other material may be distributed, or otherwise made available in form, or published in, the Grand Duchy of Luxembourg except in circumstances which do not constitute an offer of Notes to the public.

          The Netherlands

          Each Underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which includes banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions or exceptions to the prohibition contained in Article 3 of the Dutch Securities Transactions Supervision Act 1995 (Wet toezicht effectenverkeer 1995) is applicable and the conditions attached to such exemption or exception are complied with.

          People's Republic of China

          Each Underwriter has represented and agreed that it has not and will not circulate or distribute this pricing supplement in the People's Republic of China (PRC) and it has not offered or sold, and will not offer or sell to any person for re-offering or resale, directly or indirectly, any Notes to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Hong Kong, Macau and Taiwan. Neither this pricing supplement nor any advertisement or other offering material may be distributed or published and no offer or sale of any Notes may be made in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

          Singapore

          Each Underwriter has acknowledged that this pricing supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented, warranted and agreed that it has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this pricing supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Each Underwriter has further represented and agreed to notify and hereby notifies each of the following relevant persons specified in Section 275 of the SFA which has subscribed or purchased the Notes from or through that Underwriter, namely a person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Notes except:

(1)	to an institutional investor under Section 274 of the SFA or to a relevant person, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

          Korea

          The Notes have not been registered under the Securities and Exchange Law and each underwriter has represented and agreed that none of the Notes has been or will be offered, sold or delivered, directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the Securities and Exchange Law, the Foreign Exchange Transaction Law and any other applicable laws, regulations and ministerial guidelines in Korea. Without prejudice to the foregoing, where the Notes are sold or re-sold to Korean residents, the Notes may only be sold or re-sold to those Korean residents that are qualified to purchase them under the relevant laws and regulations without having first to obtain prior governmental approvals under the relevant Korean laws/regulations, including the Foreign Exchange Transaction Law (or that have obtained the required prior governmental approvals to do so).

          Switzerland

          Each Underwriter has agreed and represented that this pricing supplement may only be used by those persons, and the Notes are only offered to those persons and/or entities directly solicited by the Underwriters. The Notes will not be offered, directly or indirectly, to the public in Switzerland, and this pricing supplement does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.